
07005201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14108

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM / DD / YY) AND ENDING 12/31/06 (MM / DD / YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Guardian Investor Services LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID. NO.

PROCESSED
APR 1 7 2007
THOMSON FINANCIAL

7 Hanover Square
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John H. Walter (212) 598-1398
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name)*

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAR 1 4 2007
WASH, DC
185

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John H. Walter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Guardian Investor Services LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President & Controller

Title

Notary Public

Carmine Stephen Giambrone
NOTARY PUBLIC
STATE OF NEW YORK
COUNTY OF RICHMOND
Regis. No. 01GI4952318
Term Expires 6/19/07

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on Internal Control.
- [X] (p) Statement of Cash Flows.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



GUARDIAN INVESTOR SERVICES LLC
AND SUBSIDIARIES
(A wholly owned subsidiary of
Guardian Life Insurance Company of America)
Consolidated Balance Sheet
December 31, 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Managers and Member of
Guardian Investor Services LLC:

In our opinion, the accompanying consolidated balance sheet presents fairly, in all material respects, the financial position of Guardian Investor Services LLC and its subsidiaries (the "Company") at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the consolidated balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 1, 2007

Guardian Investor Services LLC and Subsidiaries
(A wholly owned subsidiary of
Guardian Life Insurance Company of America)
Consolidated Balance Sheet
December 31, 2006

Assets	
Cash and cash equivalents	$ 18,965,986
Cash segregated under federal regulations	10,000
Securities purchased under agreement to resell	4,123,358
Investments, at fair value	17,744,944
Total Invested Assets	40,844,288
Receivable from affiliated mutual funds	15,564,377
Receivable from Guardian Life Insurance Company of America and its affiliates	5,536,777
Prepaid expenses and other assets	5,017,282
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization	1,655,583
Deferred distribution costs, net of accumulated amortization	188,708
Goodwill	338,261,072
Other intangible assets, net of accumulated amortization	226,417,593
Total Assets	$ 633,485,680
Liabilities and Member's Equity	
Due to Guardian Life Insurance Company of America and its affiliates	$ 4,386,887
Commissions payable	8,517,154
Accounts payable and accrued expenses	15,488,059
Minority interest in consolidated subsidiary company	202,929,467
Total Liabilities	$ 231,321,567
Member's equity	377,798,959
Undistributed income	24,365,154
Total Member's Equity	$ 402,164,113
Total Liabilities and Member's Equity	$ 633,485,680

The accompanying notes are an integral part of this financial statement.

Guardian Investor Services LLC and Subsidiaries
(A wholly owned subsidiary of the
Guardian Life Insurance Company of America)
Notes to Consolidated Balance Sheet
December 31, 2006

1. Organization

Guardian Investor Services LLC ("GIS" or the "Company") became a wholly owned subsidiary of Guardian Life Insurance Company of America ("GLIC") on August 31, 2006 pursuant to a corporate restructuring whereby Guardian Insurance & Annuity Company, Inc., ("GIAC"), a wholly owned subsidiary of GLIC, transferred 100% ownership of GIS to GLIC, which was recognized by GIAC as a dividend and return of capital.

GIS is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. GIS is also a registered investment adviser under the Investment Adviser Act of 1940. The Company provides investment advisory services to various affiliated diversified open-ended management companies that comprise the RS mutual fund family ("RS Funds"), a series of twenty-three portfolios.

On August 31, 2006, GIS acquired a 65% interest (or 35,238,096 ownership units out of a total of 54,212,453 ownership units issued) in RS Investment Management Co. LLC ("RS" or the "Subsidiary"), a privately held San Francisco investment management firm specializing in growth and value mutual funds and institutional accounts. The consolidated balance sheet at December 31, 2006 reflects RS activity since the acquisition date of August 31, 2006. As a result of the acquisition, GIS expects to benefit from the recognition of the RS brand name in the marketplace.

The purchase price for 65% interest in RS was $370,000,000 with an additional $6,124,664 incurred in acquisition costs. The acquisition was funded by a capital contribution by GLIC on August 31, 2006 in the amount of $376,124,664.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. Intangible assets are valued at amounts determined by an independent third party.

	August 31, 2006
Cash and cash equivalents	$ 32,170,445
Accounts receivable	9,983,195
Prepaid expenses and other assets	953,254
Furniture, equipment and leasehold improvements, net	1,331,029
Investment in RSAM	1,062,281
Goodwill	338,261,072
Intangible assets	227,430,000
Total assets acquired	611,191,276
Liabilities assumed	(35,835,842)
Minority interest	(199,230,770)
Net assets acquired	$ 376,124,664

Of the $227,430,000 of acquired intangible assets, $190,800,000 was assigned to the mutual fund investment management contracts and $12,600,000 was assigned to the trade name under the assumption of having indefinite life and, therefore, are not subject to amortization. The remaining $24,030,000 of acquired intangible assets consists of the institutional accounts management contract and relationships of $22,400,000 (9 year weighted average useful life), the covenants-not-to-compete and other provisions (non solicit, non disparage, confidentiality agreement) of $1,600,000 (3 year weighted average useful life) and an internally developed computer software system (2 year weighted average useful life) of $30,000.

On October 9, 2006, all GIS-sponsored mutual funds (the "Contributed Business") were integrated into the RS mutual fund family increasing GIS' interest in RS to 69.3% (or an additional 7,619,048 ownership units for a total of 42,857,144 ownership units out of a total of 61,831,501 ownership units issued). On October 10, 2006, a minority member's interest was purchased back by RS, increasing GIS' ownership interest in RS to 69.5% (no additional ownership units were acquired by GIS but total current ownership units decreased by 168,669 leaving a total of 61,662,832 current ownership units) as of December 31, 2006.

The Contribution and Support Agreement (the "Contribution Agreement") between GIS and RS provides for unit claw-back adjustment to be determined on October 9, 2011. The unit claw-back requires a pro rata decrease in units issued based on the annualized advisory fees earned on the contributed business as of October 9, 2006 compared to annualized advisory fees on October 9, 2011.

Under the terms of the Operating Agreement (the "Operating Agreement"), RS serves as investment adviser to the RS Funds while GIS serves as sub-adviser to the fixed income, asset allocation and index funds. GIS serves as the sole distributor of the RS Funds.

2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated balance sheet includes the accounts of GIS and its majority owned subsidiary RS. The Company has three partially owned consolidated subsidiaries that have been operationally inactive since August 31, 2006. Additionally, the Company owns a minority interest in Bayview Asset Management Co. ("Bayview") (formerly, RS Asset Management Japan Co. Ltd.), which is accounted for under the equity method and is reported in the consolidated balance sheet in prepaid expenses and other assets. This consolidated balance sheet is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Inter-company balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual future results could differ from these estimates.

Invested Assets

Cash and cash equivalents are cash and highly liquid investments with an original maturity of three months or less. They are reported in the statement of financial condition at cost, which approximates fair value. At times, cash balances may exceed the limits of FDIC coverage.

Cash segregated under federal regulations represents funds held by GIS in reserve at year end. Funds collected from employees and payable to mutual funds as a result of the sale of mutual fund shares go through this account throughout the year.

Investments are valued at market with unrealized gains and losses reflected in income.

Securities purchased under agreements to resell transactions (reverse repurchase agreements or reverse repos, repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company and subsidiaries to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged whenever appropriate.

The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Receivables From Affiliated Mutual Funds

Amounts due from affiliated mutual funds represent management fees, 12b-1 distribution fees and expenses reimbursements due from the RS funds which are accrued monthly.

Deferred Distribution Costs

Commissions paid to registered representatives for the distribution of Class B shares ("B shares") of certain affiliated funds that have a contingent deferred sales charge ("CDSC") are deferred and amortized over a four year period on a straight-line basis.

GIS is compensated for sales of B shares through the combination of annual asset-based fees (12b-1 fees or distribution fees) and CDSC to which B shares are subject. Because these revenues are earned and recognized over time, management believes that the deferral and amortization of related costs provide an appropriate matching of expenses with the related revenues. At December 31, 2006, deferred distribution costs reported in the statement of financial condition included $18,033,863 of deferred B share distribution costs, which were net of accumulated amortization of $17,845,155. Management believes that the recoverability of these net deferred distribution costs is supported by anticipated future revenues associated with B shares owned by GIS customers at that date.

Receivable From Guardian Life Insurance Company of America and its affiliates

Amounts receivable consist of management fees, expense reimbursements and income taxes recoverable.

Prepaid Expenses and Other Assets

Consist primarily of association dues, prepaid insurance and rent expenses, deferred tax assets, miscellaneous receivables and the investment in Bayview.

Furniture, Equipment and Leasehold Improvements

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation of furniture, equipment, and computer hardware and software is computed using the double declining balance method over the estimated useful lives of the assets, ranging from 1 to 7 years. Amortization of leasehold improvements is computed using the straight-line method over the remaining term of the lease. Improvements are capitalized and maintenance and repairs are charged to expense as incurred.

Goodwill and Other Intangible Assets

GIS follows the guidance prescribed in Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," and tests goodwill and other intangible assets for impairment on an annual basis at June 30. GIS tests goodwill for impairment between the annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Due to Guardian Life Insurance Company of America and its affiliates

Amount consists of general operating expenses due to GLIC and administrative service expenses due to GIAC.

Accrued Expenses

Consist primarily of accrued operating expenses, market data services and taxes.

Minority Interest

Minority interest represents the interest of minority owners in RS which amounted to $202,929,467 as of December 31, 2006.

Management and Distribution Fees

The Company recognizes management and distribution fees pursuant to contractual agreements with mutual funds, variable investment trusts, institutional and other clients and private investment unit trusts. Management fees and distribution fees are recognized ratably over the period that assets are under management, and are based on the assets under management and the fee schedule for each account. Since management fees are based on assets under management, significant changes in the value of these assets can impact fees earned by the company in future periods.

Federal Income Taxes

Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such estimates from prior years. Deferred federal income tax assets and liabilities are recognized for expected future tax consequences of temporary differences between GAAP and taxable income. Temporary differences are identified and measured using a balance sheet approach whereby GAAP and tax balance sheets are compared. Deferred income tax assets and liabilities are recognized for the future tax consequence of temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities.

GIS is organized as a limited liability company and is thereby treated as a disregarded entity for federal and state income tax purposes. As such, GIS' results are included in the consolidated federal and state income tax returns of GLIC. The consolidated income tax provision or benefit is allocated among the members of the group in accordance with an agreement which provides that each member of the group is allocated its share of the consolidated tax provision or benefit determined generally on a separate company basis, but may recognize the tax benefits of net operating losses or capital losses utilizable in the consolidated return. For state tax purposes, since GLIC is an insurance company, it is generally subject to tax on gross premium rather than tax on income. However, in those years where GLIC is subject to a state income tax, such income will be subject to the group's tax allocation agreement. Intercompany tax balances are settled quarterly on an estimated basis with a final settlement within 30 days of the filing of the consolidated returns.

Stock-Based Compensation

The Company follows the guidance of SFAS No. 123-R, Share-Based Payment, a revision of SFAS No. 123, Accounting for Stock-Based Compensation issued in December 2004. SFAS No. 123-R focuses primarily on transactions in which an entity exchanges its equity instruments for employee services and generally establishes standards for the accounting for transactions in which an entity obtains goods or services in share-based payment transactions.

Defined Contribution and Money Purchase Pension Plan

RS sponsors as defined contribution plan whereby employees may elect to contribute a percentage of their compensation. Employees who are age 19 or older are eligible to participate upon employment. RS may make a discretionary profit sharing contribution up to the maximum permitted by law. RS also sponsors a money purchase pension plan, to which the company contributes annually 5.7% of eligible compensation plus 4.2% of "excess compensation", which is defined by the plan as compensation in excess of the Social Security wage base. Employees are eligible for the employer profit sharing and money purchase pension plan contributions after one year of employment. RS contributed $592,000 to the plans for the four months ended December 31, 2006.

Translation of Foreign Currencies

The assets and liabilities of Bayview's operations are outside the United States and are translated at year-end exchange rates and income and expenses are translated at the average exchange rates in effect during the year.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48") which clarifies the accounting for uncertainty in tax positions. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected-to-be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and additional disclosures. The effective date of this implementation guidance is January 1, 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The adoption of FIN 48 will not have a material impact on the Company's consolidated balance sheet.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and requires additional disclosures about fair value measurements. This Statement does not require any new fair value measurements, but the application of this Statement could change current practices in determining fair value. The Company plans to adopt this guidance effective January 1, 2008. The Company is currently assessing the impact of SFAS No. 157 on the Company's consolidated balance sheet.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" an amendment of FASB Statements No. 87, 88, 106 and 132(R). This statement requires an employer on a prospective basis to recognize the overfunded or underfunded status of its defined benefit pension and postretirement plans as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This requirement, along with the required disclosures, is effective for fiscal years ending after December 15, 2007. The Company is still in the process of assessing the impact of recognizing the funded status of its plans, but currently anticipates no significant effect on the consolidated balance sheet due to fair value of plan assets exceeding the projected benefit obligation as of December 31, 2006. SFAS No. 158 also requires an employer on a prospective basis to measure the funded status of its plans as of its fiscal year-end, and is effective for fiscal years ending after December 15, 2008.

3. Related Party Transactions

A significant portion of GIS' revenues and expenses relate to transactions with GLIC and its affiliates.

GLIC charges GIS for the services of certain employees of GLIC engaged in the GIS' business and for GIS' use of GLIC's centralized services. At December 31, 2006, the net amount payable for these services was $172,639.

In accordance with certain provisions of the management agreements with the mutual funds sponsored by RS (the "Fund Agreements"), GIS receives investment advisory fees ranging from .25% to 1.00% of the average daily net assets of the respective mutual funds. At December 31, 2006, the

amount included in receivable from affiliated mutual funds for investment advisory fees was $11,357,432.

In addition, in accordance with the provisions of the distribution plans adopted by the mutual funds pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "Distribution Plans"), GIS receives fees of .25% per annum of the average daily net assets of the Class A shares of the mutual funds, 1.00% per annum of the average net assets of the Class B and C shares of the mutual funds and .65% per annum of the average daily net assets of the Class K shares of the mutual funds. From January 1, 2006 through October 8, 2006, pursuant to the Administrative Services Agreement (the "ASA") adopted by the funds on behalf of all share classes of the funds, GIS received administrative fees at an annual rate of up to .25% of each fund's respective average daily net assets. Effective October 9, 2006, the ASA was combined with the existing Distribution Plans whereby each fund's share class pays GIS at an annual rate from .25% to 1.00% of each fund's average daily net assets. At December 31, 2006, the amount receivable from affiliated mutual funds for administrative fees was $4,206,945.

GIS incurred commissions to Park Avenue Securities (a subsidiary of GIAC), including trail commissions. At December 31, 2006, the amount payable included in commissions payable was $305,140.

At December 31, 2006, GIS' investments in the RS Funds, at fair value, were as follows:

RS Core Equity Fund - Class A (formerly, The Guardian Park Avenue Fund - Class A)	$	90,417
RS Asset Allocation Fund - Class A (formerly, The Guardian Asset Allocation Fund - Class A)		105,335
RS Asset Allocation Fund - Class B (formerly, The Guardian Asset Allocation Fund - Class B)		3,034,309
RS International Growth Fund - Class A (formerly, The Guardian Baillie Gifford International Growth Fund-Class A)		87,923
RS International Growth Fund - Class B (formerly, The Guardian International Growth Fund - Class B)		2,566,753
RS Investment Quality Bond Fund - Class A (formerly, The Guardian Investment Quality Bond Fund - Class A)		2,437,511
RS Small Cap Core Equity Fund - Class A (formerly, The Guardian Park Avenue Small Cap Fund - Class A)		3,023,835
RS Small Cap Core Equity Fund - Class B (formerly, The Guardian Park Avenue Small Cap Fund - Class B)		418,162
RS Emerging Markets Fund - Class A (formerly, The Guardian Baillie Gifford Emerging Markets Fund - Class A)		3,689,533

RS Emerging Markets Fund - Class B (formerly, The Guardian Baillie Gifford Emerging Markets Fund - Class B)		162,318
RS High Yield Bond Fund - Class A (formerly, The Guardian High Yield Bond Fund - Class A)		741,044
RS High Yield Bond Fund - Class B (formerly, The Guardian High Yield Bond Fund - Class B)		1,387,804
Total	$	17,744,944

At December 31, 2006, GIS investments in the money market funds included in Cash and Cash Equivalents were as follows:

RS Cash Management Fund - Class A (formerly, Guardian Cash Management Fund - Class A)	$	1,726,718
RS Cash Management Fund - Class B (formerly, Guardian Cash Management Fund - Class B)		3,163
Total	$	1,729,881

The RS High Yield Bond Fund (formerly, The Guardian High Yield Bond Fund) has been consolidated into the accounts of the parent company, GLIC.

The Company has an administrative services agreement that provides for payments to GIAC calculated based on the average daily net assets or the quarterly average assets of the affiliated mutual funds' participation within GIAC's variable insurance products separate accounts. At December 31, 2006, an amount payable of $1,033,174 for administrative services was included in due to Guardian Life Insurance Company of America and its affiliates.

RS provides investment advisory and administrative services to GLIC with respect to their securities investment accounts and master pension trust. The amount included in receivable from Guardian Life Insurance Company of America and its affiliates for these investment advisory and administrative services was $655,724 at December 31, 2006.

RS subleases 8,282 square feet of office space in New York from GLIC under a three year sublease that commenced on October 9, 2006. The annual rent is $200,000 plus a pro rata share of certain building operating expenses.

4. Goodwill and Intangible Assets

Goodwill

Goodwill is recorded on the Consolidated Balance Sheet as a result of the RS acquisition (see Note 1). There is no impairment in the book value of goodwill for the year ended December 31, 2006.

Other Intangible Assets

The table below contains the identified intangible assets associated with the Company's acquisition of RS. These intangible assets include assets with a useful life, which are being amortized over the remaining useful life, as well as those intangible assets with an indefinite life.

Intangible Assets:	Fair Value	Estimated Remaining Useful Life
Useful Life:		
Institutional investment management contracts and relationships	$22,400,000	9 years
Covenants-not-to-compete and other provisions	1,600,000	3 years
Internally developed computer software system	30,000	2 years
	24,030,000	
Indefinite Life:		
Mutual funds investment management contracts	190,800,000	Indefinite
RS trade name	12,600,000	Indefinite
	203,400,000	
Total fair value	$227,430,000	

The table below contains those intangible assets which are being amortized over their remaining useful life.

For the year ended December 31,	Institutional Investment Management Contracts and Relationships	Covenents-Not-to-Compete and Other Provisions	Internally Developed Computer Software System	Total
2007	$ 2,488,889	$ 533,333	$ 15,000	$ 3,037,222
2008	2,488,889	533,333	10,000	3,032,222
2009	2,488,889	355,556	-	2,844,445
2010	2,488,889	-	-	2,488,889
2011	2,488,889	-	-	2,488,889

The weighted average amortization period for intangible assets with a useful life is 8.6 years.

There is no impairment in the book value of other intangible assets with an indefinite useful life for the year ended December 31, 2006.

5. Furniture, Equipment and Leasehold Improvements

At December 31, 2006, furniture, equipment and leasehold improvements consisted of the following:

Furniture and equipment	$	484,826
Computer software and hardware		553,122
Leasehold improvements		843,804
Accumulated depreciation and amortization		(226,169)
	$	1,655,583

6. Lease Commitments

RS occupies office space in California and New York under non-cancelable operating leases expiring at various times through June 2012. At December 31, 2006, the Company had remaining minimum lease commitments as follows:

For the year ended December 31,		
2007	$	1,172,976
2008		1,172,976
2009		1,127,277
2010		972,976
2011		972,976
Thereafter		486,488
	$	5,905,669

7. Defined Benefit Pension and Nonpension Postretirement Plans

Effective January 1, 2005, RS established a defined benefit pension plan (the "Defined Benefit Plan") that covered all RS employees who had a minimum of one year of service and were 19 years or older. No employees were permitted to contribute to the Defined Benefit Plan. Coinciding with GIS' acquisition of RS on August 31, 2006, the Defined Benefit Plan was frozen for current participants as of December 31, 2006. RS funded the Defined Benefit Plan in accordance with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") at the end of 2006. Contributions to the Defined Benefit Plan were determined on an actuarial cost method. RS used a December 31, 2006 measurement date for the Defined Benefit Plan.

Employer contributions to the Defined Benefit Plan amounted to $1,415,127 for the year ended December 31, 2006.

The following sets forth the funded status of the Defined Benefit Plan as of December 31, 2006:

Projected benefit obligation	$	2,687,276
Fair value of plan assets		2,695,894
Funded status		8,618
Unrecognized actuarial gain		(53,639)
Accrued benefit liability included in the consolidated balance sheet	$	(45,021)

The accumulated benefit obligation of the Defined Benefit Plan as of December 31, 2006 was $2,687,276.

Weighted-average assumptions used for the year ended December 31, 2006 were comprised of a discount rate of 5.5% and an expected long term rate of return on plan assets of 5.75%.

All plan assets are invested in the Union Bank Highmark 100% US Treasury money market account pending approval from tax authorities and regulatory bodies for final distribution of plan assets.

Nonpension Postretirement Plan

RS has a nonpension postretirement healthcare plan (the "Healthcare Plan") that provides medical and dental benefits for eligible retirees and eligible dependents, as well as life insurance for eligible retirees. An eligible retiree is the Chief Executive Officer ("CEO") or any direct report of the CEO that has 18 years or more of service and has attained the age of 55. The costs of the benefits provided under the Healthcare Plan are to be paid by the eligible retiree. In December 2006, one retiree became eligible for benefits under the Healthcare Plan and RS agreed to pay the cost of the benefits pursuant to the terms of the retiree's employment agreement.

For the Healthcare Plan accounting, RS reviews external data and its own historical trends for healthcare costs to determine the healthcare cost trend rates. RS used the actual premium rates in place for 2007, assumed the healthcare cost trend for 2008 will be 10% and then decreasing to 4.75% over the next 5 years. The accumulated benefit obligation of the Healthcare Plan as of December 31, 2006 was $456,000.

All GLIC employees engaged in GIS' business are covered under GLIC defined benefit and defined contribution plans.

8. Employee Unit-Based Compensation

As discussed in Note 2, effective September 1, 2006, the Company adopted the fair value recognition provisions for stock-based (unit-based) awards granted to employees provided by SFAS No. 123-R.

Unit Options

Unit options are provided to employees as provided by the Operating Agreement and under the terms of the Option Agreements. The Option Agreements are administered by the RS Chief Executive

Officer with the approval of the RS Board of Directors. The number of units authorized to be granted was 4,761,905 as of December 31, 2006. There were 2,487,716 units available for grant at December 31, 2006. As of October 31, 2006, the date of the Option Agreements, there were 4,761,905 option units authorized and zero were granted.

During the four months ended December 31, 2006, 1,809,523 options were granted with an exercise price of $10.50 per unit that vest 40% on the second anniversary and 20% on each of the third, fourth and fifth anniversaries of the grant date. Also during this period, 464,666 options were granted with an exercise price of $10.50 per unit that vest 20% on each of the second, third, fourth and fifth anniversaries of the grant date. No options were exercised, forfeited or expired during 2006. No options were exercisable at December 31, 2006.

Unit options-based compensation cost is measured at the grant date, based on the fair value of the award as determined by the RS Board of Directors, and is recognized as expense on the straight-line basis over the employee requisite service period. The weighted average grant date fair value per unit option is $9.57.

The Black-Scholes pricing model is used to estimate the fair value of each unit option award on their respective grant dates. The following are the assumptions that were incorporated in the model for the four months ended December 31, 2006:

	September 2006	Quarter ended December 31, 2006
Dividend yield	11.11%	10.59% -10.68%
Volatility	27.59%	25.51% - 27.18%
Risk-free interest rate	4.68%	4.59% - 4.62%
Expected lives (years)	4.04	4.04 - 4.14

The expected dividend yield is based on the estimated annual member cash profit allocation distributions expected to be paid over the expected life of the options as a percentage of the formula value of the RS' units as of the grant date.

The expected unit price volatility is estimated using the historical volatility of a comparative group of publicly-held guideline companies and other factors. The historical volatility covers a period that corresponds to the expected life of the options.

The risk-free interest rate for the expected life of the options granted is based on the U.S. Treasury yield curve in effect as of the grant date. The expected life of the options represents the period of time that the options are expected to be outstanding computed using the "simplified" method as described in the Staff Accounting Bulletin No. 107.

Restricted Phantom Units

Restricted phantom units ("RPUs") are administered by the RS Chief Executive Officer with the approval of the RS Board of Directors. The number of RPUs authorized to be granted was 476,191 as of December 31, 2006. There were 61,143 RPUs available for grant on December 31, 2006. All RPUs granted at December 31, 2006 were granted on October 9, 2006.

RPU-based compensation cost is measured at the grant date, based on the fair value of the award as determined by the RS Board of Directors, and is recognized as expense on the straight-line basis over the employee requisite service period. One-half of each employee's RPUs have a time-based vesting schedule of 40% on the second anniversary and 20% on each of the third, fourth and fifth anniversaries of the grant date. The other one-half of each employee's RPUs have a portfolio management performance-based vesting schedule of 20% on each of the second, third, fourth and fifth anniversaries of the grant date. The performance-based vesting requires that the employee meets or exceeds the 35th percentile of their relevant Lipper portfolio management strategy benchmark on an annual basis. A vesting "catch-up" is allowed if the employee fails to meet or exceed the Lipper performance benchmark in any year or multi-year period provided the benchmark is met or exceeded during the subsequent year or multi-year period. The weighted average grant date fair value per RPU unit is $9.63.

A pricing model is used to estimate the fair value of each RPU award on their respective grant dates. The following are assumptions that were incorporated in the model for the four months ended December 31, 2006:

Dividend yield	10.59%
Risk-free interest rate	4.62% - 4.91%
Service-based vesting probability	90.00%
Performance-based vesting probability	100.00%

9. Income Taxes

At December 31, 2006, GIS has a net deferred tax asset of $2,049,023 consisting of temporary differences relating to unrealized gains or loss on investments and the portion of the RS purchase price that is amortizable for tax purposes. At December 31, 2006, GIS recorded a current federal income tax receivable of $1,699,979 due from GLIC.

At December 31, 2006, GIS did not have any unused net operating or capital loss carryforwards available to offset against future taxable income.

The Internal Revenue Service (the "Service") routinely examines GIS' federal income tax returns and provisions made, if any in the consolidated balance sheet in anticipation of the results of these audits. The Service has completed all examinations of the consolidated federal income tax returns through 2002. There was no material effect on GIS' consolidated balance sheet as a result of these audits. Management believes that sufficient provisions have been made for potential adjustments.

10. Net Capital Requirements

GIS is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, which requires that GIS (unconsolidated) maintain net capital equal to the greater of $25,000 or 6 2/3% of aggregate indebtedness. At December 31, 2006, GIS (unconsolidated) had net capital of $6,754,107 which was $5,635,462 in excess of the $1,118,645 required to be maintained. The ratio of aggregate indebtedness to net capital was 2.48:1.

As this accompanying consolidated balance sheet includes the accounts of the Company and its Subsidiaries, the amounts differ from those included in the Company's unaudited Form X-17A-5 Part II report, as amended, filed with the SEC ("Form 17A-5"). The following summarizes the assets and liabilities of the Subsidiaries included in the consolidated balance sheet, but not consolidated in the Company's Form 17A-5:

Assets	$ 11,612,425
Liabilities	11,612,425
Net	$ -

11. Promissory Note Payable to Member

In connection with the termination of employment of a member in October 2006 and pursuant to a Separation and Redemption Agreement, RS repurchased the member's units and issued a promissory note in the amount of $300,000. The promissory note bears interest at a rate of 9.25%, compounded quarterly, and is payable in full with interest on October 8, 2008.

The promissory note and accrued interest will automatically be reduced to zero if the member materially breaches the applicable and unwaived non-solicitation, non-disparagement or confidentiality provisions of (i) the Operating Agreement, (ii) his employment agreement, or (iii) the Non-Competition and Non-Solicitation Agreement between RS and the member.

12. Indemnifications

RS has provided general indemnifications to members and officers of RS and others when they act, in good faith, in the best interest of RS. RS is unable to develop an estimate of the maximum potential amount of future payments that could result from any hypothetical future claim, but expects the risk of having to make any payments under these general business indemnifications to be remote.

13. Contingencies

The Company is subject to various claims and lawsuits which arise in the ordinary course of business. It is the opinion of management that the ultimate resolution of these matters should not have a material effect on the Company's consolidated balance sheet.

14. Legal Matters

On October 6, 2004, the RS entered into settlement agreements with the Securities and Exchange Commission (the "SEC") and the Office of the New York State Attorney General (the "NYAG"). The settlement agreements related to certain investors' frequent trading of shares of RS Emerging Growth Fund, a series in the RS Investment Trust (the "Trust") during 2000 through 2003. In its settlement with the SEC, RS consented to the entry of an order by the SEC (the "SEC Order") instituting and settling administrative and cease-and-desist proceedings against it.

Under the terms of the settlement agreements, RS will pay disgorgement of $11.5 million and a civil money penalty of $13.5 million for a total payment of $25 million, all of which will be distributed to certain current and former shareholders of the Trust in a manner to be determined by an independent consultant. RS has deposited the full $25 million into an interest-bearing escrow account in which it has no interest.

RS and certain former officers neither admitted nor denied the findings set forth in the SEC Order, and RS neither admitted nor denied the findings in its settlement agreement with the NYAG. RS will bear all the costs of complying with the settlements, including payments of disgorgement and civil penalties (except those paid by certain former officers individually) and associated legal fees relating to these regulatory proceedings.

After the announcement of those settlements, three related civil lawsuits were commenced. These lawsuits were consolidated into one proceeding in the United States District Court for the District of Maryland on April 19, 2005 (In re Mutual Fund Investment Litigation, Case No. MD-15863-JFM). The district court has appointed a lead plaintiff, and a consolidated complaint has been filed. The consolidated complaint includes RS, the Trust, and certain current or former Trustees, sub-advisers, employees, and officers of the Trust or RS as defendants. It generally tracks the factual allegations made in the SEC and NYAG settlements, including the allegations the Fund prospectuses were false and misleading, and alleges a variety of theories for recovery, including, among others, that defendants violated sections 34(b), 36(a), 36(b), and 48(a) of the Investment Company Act of 1940 and breached fiduciary duties to investors. The consolidated lawsuit further alleges that defendants' violated, or caused to be violated, sections 11 and 12(a)(2) of the Securities Act of 1933 and section 10(b) of the Securities Exchange Act of 1934. The consolidated action purports to be brought on behalf of a specified class of investors in the Funds and does not quantify any relief requested.

On May 27, 2005, the defendants moved to dismiss the consolidated action. On November 3, 2005, the Court issued a ruling dismissing all claims against the Trust. As for the claims against the other RS defendants, the Court dismissed the claims arising under: Sections 34(b) and 36(a) of the 1940

Act; Sections 11, 12(a)(2) and 15 of the Securities Act of 1933; and state law. The Court allowed plaintiffs to proceed against some of the RS defendants with their claims arising under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Sections 36(b) and 48(a) of the 1940 Act. Although initially the Court deferred any ruling on the claims against the named independent trustees, on July 24, 2006, the Court dismissed all remaining claims against the former and current independent trustees of the Trust.

Additional lawsuits arising out of the same circumstances and presenting similar or different or additional allegations may be filed against RS, Trust or their affiliates in the future. RS believes that the pending consolidated action will not materially affect its ability to continue to provide to the Trust the services it has agreed to provide. It is not possible at this time to predict whether the litigation will have any material adverse effect on the Company.

END